Exhibit 97.1

Clawback Policy

The Company has an incentive compensation recoupment or clawback policy since 2021 and in 2023 has adopted provisions to comply with the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and the relevant Nasdaq Stock Market rules.

The policy is aimed at allowing the Company to recover performance-based compensation during the lookback period, which is generally three years after short-term variable compensation and/or long-term compensation awards are granted. In the case of a restatement, the lookback period is three completed fiscal years immediately preceding the date on which the Company is required to prepare a restatement for a given reporting period.

The policy is applicable to all executives who participate in long term incentive arrangements including current and former executive officers (as defined in Nasdaq Rule 5608(d)).

The policy is applicable in the event of the occurrence of either of the following triggering events: (1) a restatement, whether or not as a result of misconduct, as described in subsection 1 below or (2) fraud, embezzlement or other serious misconduct that is materially detrimental to the Company, as described in subsection 2 below.

1.
In the event that the Company is required to prepare a restatement (as defined in Nasdaq Rule 5608(b)(1)), executives covered by the policy shall be required to repay to the Company the amount of any covered compensation (as defined below) granted, vested or paid to such executive during the lookback period that exceeds the amount of the covered compensation that otherwise would have been granted, vested or paid to such executive had such amount been determined based on the restatement, computed on a pre-tax basis.

For the purposes of this subsection 1, “covered compensation” means any incentive-based compensation (as defined in Nasdaq Rule 5608(d)) granted, vested or paid to a person who served as an  executive officer at any time during the performance period for the incentive-based compensation and that was received (within the meaning of Nasdaq Rule 5608(d)): (i) on or after October 2, 2023, (ii) after the person became an executive officer and (iii) at a time that the Company had a class of securities listed on a national securities exchange or a national securities association.

For covered compensation based on the Company’s stock price or total shareholder return, where the amount of the erroneously-awarded covered compensation is not subject to mathematical recalculation directly from the information in the restatement, the Compensation Committee shall determine the amount to be repaid, if any, based on a reasonable estimate of the effect of the restatement on the stock price or total shareholder return.

The Compensation Committee must reasonably promptly pursue (and shall not have the discretion to waive) the repayment of any erroneously-awarded covered compensation, except where a determination has been made in accordance with Nasdaq Rule 5608(b)(1)(iv) that recovery would be impracticable. The Company is prohibited from indemnifying any current or former executive officer against the repayment of any erroneously-awarded covered compensation under the policy.

This subsection 1 is intended to satisfy the requirements of Section 954 of the Dodd-Frank Wall Street Reform and Consumer Protection Act and any related rules or regulations promulgated by the U.S. Securities and Exchange Commission or the Nasdaq, including the Nasdaq rules and any additional or new requirements that become effective after the adoption of the policy, which upon effectiveness shall be deemed to automatically amend this subsection 1 to the extent necessary to comply with such requirements.

2.
If the Company is required to prepare a material restatement as a result of misconduct and the Compensation Committee determines that the executive knowingly engaged in the misconduct or acted knowingly or with gross negligence in failing to prevent the misconduct, or if the Compensation Committee concludes that the participant engaged in fraud, embezzlement or other similar activity (including acts of omission) that the Compensation Committee concludes was materially detrimental to the Company, then, in addition to any remedies set forth in subsection 1 above, the Company may require the executive (or the executive’s beneficiary) to reimburse the Company for, or forfeit, all or any portion of any short or long term variable compensation awards.

The Compensation Committee shall retain discretion regarding application of this subsection 2.

The policy is incremental to other remedies that are available to the Company.